EXHIBIT 99.13

SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE is entered into as of the 27th day of January, 2020.
BETWEEN:

mCloud Technologies Corp., a corporation incorporated under the laws of the Province of British Columbia

(the "Corporation")

AND:

OF THE FIRST PART

AST Trust Company (Canada), a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada

(the "Warrant Agent")

OF THE SECOND PART

WHEREAS the Corporation and the Warrant Agent entered into a warrant indenture (the "Original Indenture") dated as of January 14, 2020 to provide for the creation and issuance of up to 1,821,875 Warrants;

AND WHEREAS the Corporation wishes to increase the number of Warrants authorized for issuance pursuant to the Original Indenture;

AND WHEREAS Section 8.1(vii) of the Original Indenture provides that the Corporation and the Warrant Agent may execute and deliver indentures or instruments supplemental to the Original Indenture for any purpose not inconsistent with the terms of the Original Indenture, provided that the rights of the Warrant Agent and the Registered Warrantholders are in no way prejudiced thereby;

AND WHEREAS the Corporation has advised that an increase in the number of Warrants authorized for issuance pursuant to the Original Indenture does not prejudice the rights of the Warrant Agent or such Registered Warrantholders;

AND WHEREAS an opinion of Counsel was provided to the Warrant Agent on January 27, 2020, advising that the increase in the number of Warrants authorized for issuance pursuant to the Original Indenture in no way prejudices the rights of the Warrant Agent or the Registered Warrantholders under the Original Indenture;

AND WHEREAS the Corporation and the Warrant Agent, relying on the said opinion of Counsel, wish to enter into this Supplemental Indenture to the Original Indenture (the “Supplemental Indenture”) to reflect such change;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE in consideration of the mutual promises contained in this Supplemental Indenture and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1.1	References to Supplemental Indenture

As used herein "Supplemental Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Supplemental Indenture and not to any particular Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.2	Definitions in Original Indenture

All terms contained in this Supplemental Indenture which are defined in the Original Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, as supplemented or amended by this Supplemental Indenture.

1.3	Supplemental Indenture of Original Indenture

The Original Indenture is hereby amended as follows:

(a)	The number "1,821,875" contained in the first preamble and Section 2.1 is hereby replaced with "1,842,500"; and

(b)	The number "165,625" contained in Section 2.1 is hereby replaced with "167,500".

1.4	Supplemental Indenture Supplemental to Original Indenture

This Supplemental Indenture is supplemental to the Original Indenture and the Original Indenture shall, from this date forward, be read in conjunction with this Supplemental Indenture. All other provisions of the Original Indenture shall remain in full force and effect, unamended as of the date hereof. The Original Indenture and this Supplemental Indenture shall, from this date forward, have effect so far as practicable as if all the provisions of the Original Indenture and this Supplemental Indenture were contained in the Original Indenture.

1.5	Counterparts and Formal Date

This Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written.

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1.6	Governing Law

This Supplemental Indenture is subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature page follows.]

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IN WITNESS WHEREOF the parties have executed this Supplemental Indenture as of the day and year first above written.

MCLOUD TECHNOLOGIES CORP.

By:	"Russel McMeekin"
Authorized Signatory

AST TRUST COMPANY (CANADA)

By:	"Authorized Signatory"
Authorized Signatory

By:	"Authorized Signatory"
Authorized Signatory

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